# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atlassian Corporation, CIK 0001650372
CUSIP: 049468101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 350 Bush Street, Floor 13, San Francisco, United States (X1), 94104
Date of event which requires filing of this statement: 05/11/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001697233

## Reporting persons
- GQG Partners LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 13,269,386; shared voting power 0; sole dispositive power 13,433,382; shared dispositive power 0; aggregate amount beneficially owned 0 (8.42% of the class)

## Item 1. Issuer
Name of issuer: Atlassian Corporation
Address of issuer's principal executive offices: 350 Bush Street, Floor 13, San Francisco, UNITED STATES 94104

## Item 2. Person Filing
Name of person filing: GQG Partners LLC
Address of principal business office or, if none, residence: 350 E. Las Olas Blvd., 18th floor, Fort Lauderdale, FL 33301
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 13433382
Percent of class: 8.42
Sole power to vote or to direct the vote: 13269386
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13433382
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The clients of GQG Partners LLC, including investment companies registered under the Investment Company Act of 1940 and separately managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported herein. No client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of such class, except for the Goldman Sachs GQG Partners International Opportunities Fund, a Series of Goldman Sachs Trust II which is above 5% at 5.84%, as of the event date.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GQG Partners LLC: /s/ Salvatore DiGangi, Chief Compliance Officer (05/12/2026)